Shareholder Meeting Results (unaudited)

The adjourned Annual Meeting of Shareholders of Tax-Free Fund for Colorado (the "Fund")June 23, 2003. The holders of shares representing 81% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting vote for the matter is presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For		Withheld

		Lacy B. Herrmann		17,772,961		285,205
		Tucker Hart Adams		17,926,756		131,410
		Gary C. Cornia		17,938,723		119,443
		Diana P. Herrmann		17,765,429		292,738
		John C. Lucking		17,955,546		102,620
		Anne J. Mills		17,942,240		115,927
		J. William Weeks		17,931,408		126,758


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For			Against		Abstain

		17,833,204		78,047		146,914